Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

Stem, Inc. Awarded Project to Deliver Smart Energy Storage to

Massachusetts Water Resource Authority

Advances State’s Goal of Reducing Greenhouse Gas Emissions;

Adds to Stem’s Growing Water Project Portfolio

MILLBRAE, Calif. – January 13, 2021 – Stem, Inc. (“Stem” or “the Company”), a global leader in artificial intelligence (AI)-driven energy storage systems, today announced the Company has been awarded a project mandate to provide energy storage solutions to the Massachusetts Water Resources Authority (MWRA) in Greater Boston, a public agency that provides wholesale water and sewer services to more than 3 million people in eastern and central Massachusetts. The project adds to Stem’s significant portfolio of more than 85 megawatt hours (MWh) of water treatment facilities contracted or managed by Athena™, Stem’s AI-powered smart storage software.

The project mandate totals 1 MWh of standalone, behind the meter energy storage projects located at MWRA sites in Arlington and Chelsea. Stem expects to deliver significant utility bill savings for MWRA through its demand charge and demand response solutions.

John E. Carrington, Chief Executive Officer of Stem, commented, “There is a large and growing market opportunity for Stem and our partners to help state and federal agencies deploy smart energy storage solutions, and this project is our first expansion into Massachusetts water facility projects. Our smart storage software, Athena™, will manage these sites to provide demand charge management, demand response and most importantly, energy cost savings to MWRA and the Greater Boston area. Stem’s ability to provide expert energy services, empowered by our Athena™ platform, is helping to sustainably and economically drive the smart energy transition.”

“We have been very aggressive in our pursuit of renewable and sustainable energy sources at our water and wastewater facilities,” said MWRA Executive Director, Fred Laskey. “Stem has been a great partner on this new initiative throughout the entire process. Stem’s battery storage systems are a perfect addition to our portfolio and will help us continue to reduce our carbon footprint while delivering attractive cost savings.”

Benefits of Energy Storage for Water Treatment Facilities

Stem has significant experience deploying smart storage for water treatment facilities, with over 85 MWh of projects under contract or management by Athena™ in this specific sector. This includes a 4.9 MW/ 32.5 MWh system at the Orange County Sanitation District, which is part of the 345 MWh SK E&S and SUSI Partners portfolio awarded to Stem in 2020.

MWRA chose Stem and Stem’s industry-leading smart storage software for its utility bill optimization, demand response, and demand charge management solutions. With climate change effects and complications of the pandemic, resilience and redundancy are critical objectives that battery energy storage can address. In working with Stem to optimize its footprint, MWRA also hopes to further contribute to Massachusetts’ goal of achieving net-zero greenhouse gas (GHG) emissions by 2050.

Dual Energy Storage Deployments in Greater Boston

In Arlington, MWRA sought significant savings from high demand charges – and with a large energy footprint, its Arlington pumping station was an ideal place to implement energy storage.

In Chelsea, MWRA prioritized utility bill savings for its administration building that houses the agency’s field and operations staff.

Stem was tasked with shifting MWRA’s pump house and administrative building loads to off-peak hours to capture less expensive energy, enabling MWRA to optimize its utility costs. During times of peak demand, Stem’s demand response service automatically discharges batteries to reduce site loads, allowing MWRA to maintain uptime, monitor its demand, or interface with the utility during a demand response event. In addition, Athena™ will enable the projects to participate in wholesale energy markets managed by ISO New England.

Both projects are in coordination with Eversource, New England's largest electric and natural gas provider. Energy storage projects supported by Eversource are implemented to lessen grid stress and further the region’s climate change goals.

“As a catalyst for clean energy, we partner with like-minded companies and stakeholders to conduct our business in a responsible and sustainable way,” said Eversource Senior Vice President and Chief Customer Officer Penni Conner. “We’re proud to collaborate with MWRA on this cutting-edge battery storage technology to reduce energy use and costs and will continue to find innovative ways to power New England.”

Stem and Star Peak Business Combination Update

Stem remains on track to complete its previously announced business combination agreement with Star Peak Energy Transition Corp. (NYSE: STPK) (“Star Peak”) in the first quarter of 2021. Upon closing, the combined company will be named Stem, Inc. and will list on the New York Stock Exchange under the new ticker symbol “STEM”.

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About Stem, Inc.

Stem provides solutions that address the challenges of today’s dynamic energy market. By combining advanced energy storage solutions with Athena™, a world-class AI-powered analytics platform, Stem enables customers and partners to optimize energy use by automatically switching between battery power, onsite generation and grid power. Stem’s solutions help enterprise customers benefit from a clean, adaptive energy infrastructure and achieve a wide variety of goals, including expense reduction, resilience, sustainability, environmental and corporate responsibility and innovation. Stem also offers full support for solar partners interested in adding storage to standalone, community or commercial solar projects – both behind and in front of the meter.

Headquartered in Millbrae, Calif., Stem is directly funded by a consortium of leading investors including Activate Capital, Angeleno Group, BNP Paribas, Constellation Technology Ventures, Copec, Iberdrola (Inversiones Financieras Perseo), GE Ventures, Magnesium Capital, Mithril Capital Management, Mitsui & Co. LTD., Ontario Teachers’ Pension Plan, RWE Supply & Trading, Temasek and Total Energy Ventures. For more information, visit www.stem.com.

About Massachusetts Water Resource Authority

MWRA is a public authority established by an act of the Legislature in 1984 to provide wholesale water and sewer services to 3.1 million people and more than 5,500 large industrial users in 61 communities in eastern and central Massachusetts. While best known for the successful clean-up of Boston Harbor - along with the Charles, Mystic and Neponset Rivers - MWRA has also modernized the regional water system to meet the requirements of the Safe Drinking Water Act. MWRA has been aggressively retrofitting its coastal facilities to mitigate the effects of sea level rise and the agency has been recognized nationally for its sustainability and renewable energy initiatives.

About Star Peak Energy Transition Corp.

Star Peak is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Star Peak is led by a management team with extensive experience investing in the energy, energy infrastructure and renewables sectors, including Chairman, Michael Morgan and Chief Executive Officer, Eric Scheyer. Michael Morgan is Chairman and Chief Executive Officer at Triangle Peak Partners LP and currently serves as a director of Sunnova Energy International (NYSE: NOVA) and lead director of Kinder Morgan, Inc. (NYSE: KMI), one of the largest energy infrastructure companies in North America, a company he joined at its founding in 1997. Eric Scheyer is a Partner at Magnetar and has served as the Head of the Magnetar Energy and Infrastructure Group since its inception in 2005. For more information, visit http://stpk.starpeakcorp.com/.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of Star Peak or Stem’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Stem and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Stem as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Stem or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Stem’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Stem undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Star Peak has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement to be distributed to holders of Star Peak’s common stock in connection with Star Peak’s solicitation of proxies for the vote by Star Peak’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Stem’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Star Peak, Stem and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Star Peak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor, Evanston, IL 60201. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Star Peak and its directors and officers may be deemed participants in the solicitation of proxies of Star Peak’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Star Peak’s executive officers and directors in the solicitation by reading the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Star Peak’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination.

Media Contact – Stem
Cory Ziskind, ICR, Inc.
stemPR@icrinc.com

Laurie Gibson, Kickstart Consulting
lgibson@kickstartconsulting.com

Investor Contact – Stem
Marc Silverberg, ICR, Inc.
stemIR@icrinc.com

Contact – Star Peak
Tricia Quinn
Courtney Kozel
info@starpeakcorp.com
847 905 4400

Media Contacts – MWRA
Ria Convery, Massachusetts Water Resource Authority
ria.convery@mwra.com

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak Energy Transition Corp. (“STPK”) and Stem, Inc. (the “Company”). The proposed transactions will be submitted to stockholders of STPK for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, STPK has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement / prospectus / written consent solicitation to be distributed to STPK stockholders in connection with STPK’s solicitation for proxies for the vote by STPK’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to stockholders of the Company in connection with the completion of the proposed transactions. After the Registration Statement has been declared effective, STPK will mail a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of STPK are advised to read the preliminary proxy statement / prospectus / written consent solicitation, and, when available, any amendments thereto, and the definitive proxy statement / prospectus / written consent solicitation in connection with STPK’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the proxy statement / prospectus / written consent solicitation, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor Evanston, IL 60201.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

STPK and the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of STPK’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of STPK’s stockholders in connection with the proposed business combination is set forth in STPK’s registration statement / proxy statement that has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of STPK’s directors and officers in STPK’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by STPK, which includes the proxy statement / prospectus / written consent solicitation of STPK for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of STPK or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by STPK and its management, and the Company and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against STPK, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of STPK, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that the Company or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) the Company’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in STPK’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Stark Peak nor the Company undertakes any duty to update these forward-looking statements, except as otherwise required by law.